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oof Bread

ıkery

5 W Main Street
esa, AZ 85201
et directions
pen until 6:00 PM
ew all opening hours
ew Website
onnect with us
ofile
ata Room
scussion
nis is a preview. It will become public when you start accepting investment.
HE PITCH
oof Bread is seeking investment to finish the build out of their bakery.
enerating RevenueOperating Pop-upsLease Secured
nis is a preview. It will become public when you start accepting investment.
ırly Investor Bonus: The investment multiple is increased to 2 for the next $50,000 invested.
nis is a preview. It will become public when you start accepting investment.
RACTION & VALIDATION

ur community of supporters has been growing steadily since 2017. Proof is 15 times the size it was whe
llowing across all social media platforms has grown times 40 since 2017.

2017 Proof did about $80k in sales. In 2021, Proof is on track to do $1.2 million.
2017 Proof had around 4,000 followers online. Today, across all platforms, its 150,000.
l of Proof's production up until now has been limited to a home garage.
ost of Proof's sales have come from markets and outdoor events.
oof grew during COVID, and diversified into multiple sales channels.
nis is a preview. It will become public when you start accepting investment.

Amanda Abou-Eid
Owner

Amanda is the heart of the organization. Not only is she willing to do what it takes to get the job don
together. Amanda offers a critical balance to Jon as well as a versatile skill set. Prior to Proof, Amanc
American Airlines.

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CONSTRUCTION UPDATE!
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Renovation $47,000
Mainvest Compensation $3,000
Total $50,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $1,600,000 $1,760,000 $1,883,200 $1,977,360 $2,036,680
Cost of Goods Sold $415,000 $456,500 $488,455 $512,877 $528,263
Gross Profit $1,185,000 $1,303,500 $1,394,745 $1,464,483 $1,508,417

EXPENSES

Rent $3,300 $3,382 $3,466 $3,552 $3,640
Utilities $24,000 $24,600 $25,215 $25,845 $26,491
Salaries $480,000 $528,000 $564,960 $593,208 $611,004
Insurance $32,544 $33,357 $34,190 $35,044 $35,920
Equipment Lease $60,000 $61,500 $63,037 $64,612 $66,227
Repairs & Maintenance $6,000 $6,150 $6,303 $6,460 $6,621

Investment multiple for the first $50,000 invested
2×
Investment Multiple 1.4×
Business's Revenue Share 1.1%-3.3%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date October 1, 2029
Financial Condition
Historical milestones

Proof Bread has been operating under current ownership since July of 2017 and has since achieved

Opened location in Mesa, Arizona as a Cottage Bakery

2017 Gross Revenue was $55k

2018 Gross Revenue was $250k

2019 Gross Revenue was $385k with COGS of $160k

2020 Gross Revenue was $850k with COGS of $207k

Other challenges

Proof Bread has had the following other challenges

In September 2020 the City of Mesa wrote a demand letter to Proof requesting that the business fin
as opposed to staying under the Arizona Cottage Licensing in Proof's residential garage.

Risk Factors
Real Estate Risk

Proof Bread is still in the process of finishing the build out on our location lease, which will be neces
summer of 2021. To the extent that Proof is unable to finish the build out, there could be an interrupt
completed. This risk is minimal considering the build out is in majority complete.

Reliance on Management

As a securities holder, you will not be able to participate in Proof Bread's management or vote on an
decisions regarding Proof Bread. Furthermore, if the founders or other key personnel of Proof Bread
unable to work, Proof Bread (and your investment) could suffer substantially

Limited Services

Proof Bread operates with a very limited scope, offering only particular services to potential clients, customer preferences.

Limited Operating History

Proof Bread is a newly established entity and has no history for prospective investors to consider.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive wi Bread competes with many other businesses, both large and small, on the basis of quality, price, loc Changes in customer preference away from Proof Bread's core business or the inability to compete s competitors could negatively affect Proof Bread's financial performance.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 1 after that one-year period, a host of Federal and State securities laws may limit or restrict your abilit are permitted to sell, you will likely have difficulty finding a buyer because there will be no establishe should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Proof Bread might need to raise more capital in the future to fund/expand operations, buy property a members, market its services, pay overhead and general administrative expenses, or a variety of oth additional capital will be available when needed, or that it will be available on terms that are not adve Proof Bread is unable to obtain additional funding when needed, it could be forced to delay its busin altogether.

Changes in Economic Conditions Could Hurt Proof Bread

Factors like global or national economic recessions, changes in interest rates, changes in credit marl conditions, declining employment, changes in real estate values, changes in tax policy, changes in p crises, among other factors are unpredictable and could negatively affect Proof Bread's financial per

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws laws, antitrust laws, and health care laws, could negatively affect Proof Bread's financial performanc Specifically, any additional regulation on the industry could significantly negatively affect the busine

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Proof Bread's management will coincide: you both w as possible. However, your interests might be in conflict in other important areas, including these: Yo conservative to make sure they are best equipped to repay the Note obligations, while Proof Bread m invest in the business. You would like to keep the compensation of managers low, while managers w

Future Investors Might Have Superior Rights

If Proof Bread needs more capital in the future and takes on additional debt or other sources of finan rights superior to yours. For example, they might have the right to be paid before you are, to receive voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities E

Any company whose securities are listed on a national stock exchange (for example, the New York S of rules about corporate governance that are intended to protect investors. For example, the major U companies to have an audit committee made up entirely of independent members of the board of di outside relationships with Proof Bread or management), which is responsible for monitoring Proof Br Bread will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Proof than your initial expectations.

You Do Have a Downside

Conversely, if Proof Bread fails to generate enough revenue, you could lose some or all of your mone

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Proof Bread, and the revenue of Proof Bread ca altogether) unpredictably, it is impossible to predict how much you will receive and when. And becau so is your ultimate return

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or con
ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations

This information is provided by Proof Bread. Mainvest never predicts or projects performance, and h
information. For additional information, review the official Form C filing with the Securities and Excha
website.

This is a preview. It will become public when you start accepting investment.

Investor Discussion

Proof Bread isn't accepting investments right now, but is trying to get a sense of how they should st
to provide any money, and we won't be accepting money or selling securities, until all of its forms wi
to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes
choose.

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